Exhibit 99.2

Cenovus Energy Inc.

Annual Meeting of Shareholders

April 24, 2019

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 24, 2019 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2019 Management Information Circular dated March 1, 2019 (the “2019 Information Circular”), which is available at cenovus.com.

1.Appointment of Auditors  On a vote by ballot, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation.

Votes For		Votes Against
Number	Percent	Number	Percent
1,029,959,144	99.63	3,820,454	0.37

2.Election of Directors  On a vote by ballot, each of the following eleven nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Susan F. Dabarno	1,010,309,976	99.59	4,165,164	0.41
Patrick D. Daniel	1,006,162,412	99.18	8,312,728	0.82
Jane E. Kinney	1,011,418,570	99.70	3,056,570	0.30
Harold N. Kvisle	1,007,719,571	99.33	6,755,569	0.67
Steven F. Leer	964,654,818	95.09	49,820,322	4.91
Keith A. MacPhail	961,829,474	94.81	52,645,666	5.19
Richard J. Marcogliese	969,232,547	95.54	45,242,593	4.46
Claude Mongeau	1,007,690,699	99.33	6,784,441	0.67
Alexander J. Pourbaix	1,011,303,428	99.69	3,171,712	0.31
Wayne G. Thomson	1,006,815,352	99.24	7,659,712	0.76
Rhonda I. Zygocki	968,497,987	95.47	45,977,153	4.53

3.Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation On a vote by ballot, an advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent
929,740,956	91.65	84,733,978	8.35

4.Shareholder Proposal On a vote by ballot, a shareholder proposal as described in the 2019 Information Circular, was defeated.

Votes For		Votes Against
Number	Percent	Number	Percent
107,000,942	10.55	907,474,399	89.45